Part III: Manner of Operations

Item 25: Fair Access

a. *Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?*

☒ *Yes* ☐ *No*

b. *If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?*

☒ *Yes* ☐ *No*

If yes,

i. *Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and*

KORU, BABX, XRPT, ETHD, RAM, RAMZ, SKDD and ~~MLECW~~SKUU.

ii. *Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.*

Blue Ocean ATS has established written access standards for granting access to the services of the ATS that are fair and not unreasonably discriminatory.

As separately described in Part III, Item 2, the Firm has developed reasonable written standards that it applies in determining whether to grant access to the services of the ATS.

BOATS does not unreasonably limit or deny access to the services of the ATS among Subscribers, but can terminate or suspend services in a non-discriminatory manner. See Part III, Item 3 (participating on the ATS) and Part III, Item 15 (dissemination of market data) for a description of why a Subscriber's access to services of the ATS can be suspended or terminated.

For all symbols subject to Fair Access, BOATS applies the following fee schedule to all Subscribers:

a. For transactions priced greater than or equal to $1.00, the charge for taking liquidity is $.0014 per executed share; and

b. For transactions priced below $1.00, the fee schedule described in Part III, Item 19 applies.